 [GRAPHIC OMITTED] A. M. CASTLE & CO.

For Further Information:

AT THE COMPANY		AT FRB/WEBER SHANDWICK
Edward Culliton		General Information:	Analyst Contacts:
VP,Finance & CFO	George Zagoudis		John McNamara(212)455-8435
(847) 349-2508		(312) 640-6663		Email: jmcnamara@webershandwick.com
Email: eculliton@amcastle.com		Email: gzagoudis@webershandwick.com

Traded: AMEX, MSE, CSE (CAS)

Member: S&P SmallCap 600 Index

FOR IMMEDIATE RELEASETUESDAY,
AUGUST 5, 2003

A. M. CASTLE & CO. ANNOUNCES SECOND QUARTER AND FIRST HALF OPERATING RESULTS

FRANKLIN PARK, ILLINOIS, AUGUST 5, 2003 -- A. M. CASTLE & CO. (AMEX: CAS), A North American distributor of highly engineered metals and plastics, today announced its operating results for the three and six month periods ended June 30, 2003. In making the announcement, G. Thomas McKane, President and CEO noted that, during the quarter, the Company incurred significant impairment and special charges in the course of implementing several of its previously announced plans to improve shareholder value.

     For the quarter ended June 30, 2003, Castle reported total sales of $133.9 million, down 5.2 percent from $141.2 million a year ago. Including an after-tax charge of $6.2 million for impairment and special charges, the Company reported an after-tax loss for the quarter of $9.3 million, or 59 cents per share. In the second quarter of 2002, Castle recorded an after-tax loss of $2.0 million, or 14 cents per share, which included $0.8 million of after-tax losses from discontinued operations.

     For the first six months of 2003, sales totalled $275.6 million compared with $277.3 million in the same period last year. After-tax losses, including impairment and special charges, totalled $10.9 million, or 69 cents per share. This compares with a loss of $2.2 million, or 15 cents per share, in 2002 including $0.8 million of after-tax losses from discontinued operations.

     In discussing the impairment and special charges, Mr. McKane noted that they were incurred as part of a major restructuring which involves selling or closing several under-performing and cash consuming business units which are not strategic to the Company’s long-term strategy. “We believe,” he said, “that these moves will better posture the Company to participate in any future economic recovery by shedding these businesses which have, in recent years, either produced significant operating losses, consumed

. . . . m o r e

disproportionate amounts of cash, or both. The Company can now invest its available cash more effectively rather than continuing to fund businesses with little strategic fit and minimal investment potential.”

     “The restructuring anticipated the July 2003 sale of Castle’s 50 percent interest in Energy Alloys, a joint venture which distributes tubular goods to the oil and gas field industries; the July 2003 sale of the operating assets of Keystone Honing Company, a subsidiary which processes and sells honed tubes; the closing of Keystone Services, Inc., a chromed bar plating operation; the liquidation or sale of Castle’s 50 percent interest in Laser Precision, a joint venture which produces laser cut parts; and the disposal of selected pieces of underutilized equipment which interfere with the more efficient use of the Company’s distribution facilities. As a group,” Mr. McKane said, “over the last five years the four business units generated average pre-tax losses of $2.2 million and approximately $3.2 million of negative cash flow per year. None of these businesses are strategic to our core businesses and all of the processing services they provide can be readily and more economically obtained in the market from independent contractors.” Mr. McKane added that, “In July, the Company completed its previously announced sale of its Los Angeles facility which yielded $10.5 million in cash. The sale of our Kansas City plant, with estimated proceeds of approximately $3.5 million, is expected to be completed in the late third or early fourth quarter period. We will continue uninterrupted operations at both of these locations,” he added, “by renting back only the space needed to efficiently serve these two markets.”

     Mr. Edward F. Culliton, Vice President and CFO, noted that the impairment and special charges consisted of a write-down of $1.5 million of inventories expected to be sold or liquidated in connection with the disposition of these businesses; $5.9 million of impairment and other operating expenses associated with the sale of the businesses’ non-inventory assets; and a $2.8 million impairment to the Company’s investment in the two joint ventures. “In addition, to reducing operating losses and improving cash flow in future years,” Mr. Culliton added, “the restructuring will generate approximately $9 million of cash for debt reduction. Together with proceeds from the sale of the Company’s under-utilized facilities in Los Angeles and Kansas City, the Company expects to generate approximately $23 million for debt reduction.”

     Assessing operations in the second quarter of 2003, the Company’s gross material margins fell by $3.2 million, or 7.6 percent to $38.9 million compared with $42.1 million in the same period of 2002. The special charges previously discussed accounted for $1.5 million of the decline. Exclusive of the special charges, gross material margins fell $1.7 million, or 4.0 percent on the 5.2 percent decline in sales volume. Other operating expenses increased by $6.2 million, including impairment charges totaling $5.9 million. Exclusive of the impairment charges, other operating expenses increased $0.2 million. Expense reductions of $1.0 million in the core metals distribution business were offset by increases in operating costs due to the consolidation of Metal Express as of May 1, 2002; higher activity levels at Total Plastics, Inc.; and decreases in non-cash pension income resulting from the Company’s decision to reduce the expected long-term rate of return on its pension trust investments to 9 percent from 10 percent. For the quarter, operating losses totalled $9.3 million compared to an operating income of $0.1 million in the second quarter of 2002. Excluding impairment and special charges totaling $7.4 million, the operating loss for the period totalled $1.8 million.

.. . . . m o r e

     During the first quarter, the Company experienced three consecutive months of year-over-year increases in demand in its upper-Midwest markets. This recovery collapsed in the second quarter and total sales for the quarter ended 5.4 percent below the first quarter level. Comparisons with recent industry data indicate that the Company is maintaining a steady market share.

     For the first half of 2003, gross material margins fell $1.3 million, or 1.5 percent to $82.1 million from $83.4 million in the same period last year. Exclusive of impairment and special charges, gross material margins rose $0.2 million on a slight decline in sales. Other operating expenses rose $9.2 million to $90.8 million. Impairment charges accounted for $5.9 million of this increase. The consolidation of Metal Express and higher operating costs at Total Plastics’ referred to earlier, and the reduction in non-cash pension income, more than offset a $0.6 million expense decline realized in the Company’s core metals distribution business.

     In response to the downturn in demand experienced in the second quarter, the Company initiated a number of additional expense reduction steps. “Thus far in 2003,” Mr. McKane stated, “we have identified and implemented expense reductions totalling $6.5 million in annual savings and have identified the potential for additional reductions of from $4.0 million to $8.0 million per year. Previous actions had reduced our annual breakeven sales level by $100 million since the year 2000. Along with the elimination of the losses associated with the business units being sold or closed these additional actions, when fully achieved, will reduce our breakeven by an additional $55 million. Our target is to restructure our cost base such that we would breakeven at today’s sales volumes. Given our strong upside leverage,” Mr. McKane concluded, “that would position us to return to profitability on any upturn in the general market conditions.”

     In closing, Mr. McKane invited interested parties to listen to the Company’s conference call scheduled for 11:00 (EST) today, Tuesday, August 5, 2003. Connection is available at www.amcastle.com and will be available for 14 days following the call.

     Founded in 1890, A. M. Castle & Co. provides highly engineered materials and value added services to a wide range of companies within the producer durable equipment sector of the economy. Its customer base includes many Fortune 500 companies as well as thousands of medium and smaller-sized firms spread across a wide spectrum of industries. Within its core metals business, it specializes in the distribution of carbon, alloy and stainless steels; nickel alloy; aluminum; titanium; copper and brass. Through its subsidiary, Total Plastics, Inc., the Company also distributes a broad range of value-added industrial plastics. Together, Castle and its affiliated companies operate over 50 locations throughout North America. Its common stock is traded on the American and Chicago Stock Exchange under the ticker symbol “CAS”.

     This release may contain forward-looking statements relating to future financial results. Actual results may differ materially as a result of factors over which the company has no control. These risk factors and additional information are included in the company’s reports on file with the Securities and Exchange Commission.

Financial tables to follow…

CONDENSED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)
(Unaudited)	For the Three Months	For The Six Months
Ended June 30,		Ended June 30,

	2003	2002	2003	2002

Net sales	$ 133,947	$ 141,214	$ 275,593	$ 277,250
Cost of material sold	(93,539)	(99,134)	(191,983)	(193,878)
Special charges	(1,524)	--	(1,524)	--
Gross material margin	38,884	42,080	82,086	83,372

Plant and delivery expense	(22,263)	(22,606)	(44,613)	(44,741)
Sales, general and administrative expense	(17,643)	(17,210)	(35,679)	(32,681)
Depreciation and amortization expense	(2,313)	(2,155)	(4,617)	(4,189)
Impairment and other operating expenses	(5,924)	--	(5,924)	--
Total other operating expenses	(48,143)	(41,971)	(90,833)	(81,611)

Operating (loss) income	(9,259)	109	(8,747)	1,761

Equity earnings (loss) of joint ventures	(44)	(72)	(81)	94
Impairment to joint venture investment and advances	(2,830)	--	(2,830)	--
Interest expense, net	(2,452)	(1,750)	(4,895)	(3,517)
Discount on sale of accounts receivable	(250)	(281)	(579)	(579)

Loss from continuing operations before income taxes	(14,835)	(1,994)	(17,132)	(2,241)

Income Taxes:
Federal	4,761	600	5,524	675
State	1,043	111	1,170	125

	5,804	711	6,694	800

Net loss from continuing operations	(9,031)	(1,283)	(10,438)	(1,441)

Discontinued operations:
Income (loss) from discontinued operations,
net of income tax	--	(32)	--	(26)
Loss on disposal of subsidiary, net of income tax	--	(729)	--	(729)

Net loss	(9,031)	(2,044)	(10,438)	(2,196)
Preferred dividends	(240)	--	(477)	--
Net loss applicable to common stock	$ (9,271)	$ (2,044)	$(10,915)	$ (2,196)
Basic and diluted (loss) income per share from:
Continuing operations	$ (0.59)	$ (0.09)	$ (0.69)	$ (0.10)
Discontinued operations	--	(0.05)	--	(0.05)
Total	$ (0.59)	$ (0.14)	$ (0.69)	$ (0.15)

A. M. Castle & Co.

CONDENSED BALANCE SHEETS
(Amounts in thousands except per share data)
(Unaudited)
June 30,	December31,		June 30,
ASSETS	2003	2002	2002
Current assets
Cash and equivalents	$ 1,672	$ 918	$ 1,291
Accounts receivable, net	42,219	34,273	34,399
Inventories (principally on last-in, first-out basis)	127,658	131,704	140,241
Income tax receivable	--	9,897	3,711
Advances to joint ventures and other current assets	7,800	7,930	9,767

Total current assets	179,349	184,722	189,409

Investment in joint ventures	7,224	7,278	6,598
Goodwill	31,720	31,947	31,994
Pension assets	41,109	40,359	32,030
Advances to joint ventures and other assets	5,534	6,754	3,313

Property, plant and equipment, at cost
Land	6,031	6,025	5,825
Building	51,826	53,322	51,705
Machinery and equipment	119,302	125,376	131,361
	177,159	184,723	188,891
Less - accumulated depreciation	(102,062)	(103,188)	(101,653)

	75,097	81,535	87,238

Total assets	$ 340,033	$ 352,595	$ 350,582

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	$ 61,722	$ 64,192	$ 67,679
Accrued liabilities	19,810	16,092	15,947
Current and deferred income taxes	4,037	4,351	3,276
Current portion of long-term debt	11,230	3,546	2,442
Total current liabilities	96,799	88,181	89,344

Long-term debt, less current portion	100,358	108,801	114,310
Deferred income taxes	17,753	21,101	20,859
Minority interest	1,404	1,352	1,316
Post retirement benefit obligations	2,292	2,236	2,230
Stockholders' equity
Preferred stock	11,239	11,239	--
Common stock	159	158	149
Additional paid in capital	35,017	35,017	30,184
Earnings reinvested in the business	74,581	85,490	93,452
Accumulated other comprehensive income (loss)	732	(555)	(663)
Other-deferred compensation	(71)	(195)	(369)
Treasury stock, at cost	(230)	(230)	(230)

Total stockholders' equity	121,427	130,924	122,523

Total liabilities and stockholders' equity	$ 340,033	$ 352,595	$ 350,582 /
A. M. Castle & Co.

CONDENSED STATEMENTS OF CASH FLOWS
(Dollars in thousands)	For the Six Months
Ended June 30,
2003		2002

Cash flows from operating activities:
Net (loss) income	$(10,915)	$(2,196)
Net income from discontinued operations	--	755
Depreciation and amortization	4,617	4,189
Equity in loss (earnings) from joint ventures	81	(94)
Decrease (increase) in deferred taxes	6,466	3,344
Non-cash pension income	(480)	(1,242)
Other	(1,694)	(2,850)

Cash provided from operating activities before
working capital changes	(1,925)	1,906
Asset impairment and special charges	10,278	--
Net change in accounts receivable sold	1,800	1,000
( Increase) decrease in working capital	(5,822)	589

Net cash provided from operating activities - continuing operations	4,331	3,495
Net cash provided from operating activities - discontinued operations	--	(1,194)

Net cash provided from operating activities	4,331	2,301

Cash flows from investing activities:
Investments and acquisitions	--	(842)
Proceeds from disposition of subsidiary	--	2,486
Advances to joint ventures	(233)	(1,789)
Capital expenditures, net of sales proceeds	(1,727)	(74)

Net cash used by investing activities - continuing operations	(1,960)	(219)
Net cash provided from investing activities - discontinued operations	--	98

Net cash used by investing activities	(1,960)	(121)

Cash
flows from financing activities:
Long-term borrowings, net	(1,737)	(4,044)
Effect of exchange rate changes on cash	120	56
Other	--	361

Net cash used by financing activities - continuing operations	(1,617)	(3,627)

Net cash provided from financing activities - discontinued operations	--	937

Net cash used by from financing activities	(1,617)	(2,690)

Net increase (decrease) in cash	754	(510)

Cash - beginning of year	918	1,801

Cash - end of period	$ 1,672	$ 1,291